Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation	Doing Business As
GP Strategies Holding Limited	United Kingdom	GP Strategies Holding Limited
GP Strategies Training Ltd	United Kingdom	GP Strategies Training Ltd
GP Canada Co.	Nova Scotia	GP Canada Co.

The company has additional subsidiaries, which considered in the aggregate or as a single subsidiary, do not constitute a significant subsidiary pursuant to Rule 1-02(w) of Regulation S-X.